INVEST IN **RACE CAR MONKS THE MOVIE**

A bold new film that brings values back to entertainment



RACE CAR
Monks
TRUST
150
A STORY WHERE FAITH MEETS SPEED

lumen.tv Jacksonville, FL



Highlights

1. Goal 1: Pre-Production, $170k of $200k RESERVED
2. Goal 2: Production, $1M by March 2026
3. Goal 3: Post-Production, $400k by October 2026
4. Award Winning Talents Attached
5. ✓ Script written ✓ Pre-Production Underway
6. Large Loyal niche target audience
7. Team with a combined 100+ years experience in the film industry.

Our Team



Brian Shields   Producer/ Director

From Emmy Award Series "From Earth To The Moon". He has been intricately involved in numerous independent films. 2 of his features attained higher per theater revenue than films such as: Breakthrough, Fireproof, Overcomer, & Courageous



Stan Baura   DIRECTOR OF PHOTOGRAPHY, CSC

Receiving multiple recognitions for his work. A versatile Director of Photography, having worked on lyrical cinema, tough documentaries, a variety of television for over 32 years. Stan has filmed extensively in the Americas, Europe, Africa and Asia.



Michael Edward Masny   SCREENWRITER

Multi screenplay award winner. Inspired by the writings of Chesterton, Tolkien & MacDonald, his vision is to utilize the gift of imagination to awaken in the audience a sense of wonder, adventure, mystery, & joy with stories that captivate and inspire.

A high stakes family comedy geared for a loyal target audience



PROBLEM / SOLUTION   RACE CAR Monks

FROM WHAT FAMILIES GET...
TO WHAT THEY DESERVE

LESS THAN 15% OF STREAMING ORIGINALS ARE FAMILY-FRIENDLY. PARENTS EVERYWHERE ARE ASKING FOR MOVIES THEY CAN TRUST. RACE CAR MONKS DELIVERS EXACTLY THAT: CLEAN, GENUINELY FUN, AND MADE SO THE WHOLE FAMILY ENJOYS IT TOGETHER.

SAFE CONTENT

X VERY FEW TRULY FAMILY-SAFE OPTIONS.　✓ CLEAN ENTERTAINMENT PARENTS CAN TRUST.

POSITIVE HUMOR

X TOO MUCH CYNICISM, EDGE, OR CHEAP LAUGHS.　✓ UPLIFTING HUMOR WITH REAL HEART.



FAMILY ENJOYMENT

X HARD TO FIND MOVIES THE WHOLE FAMILY CAN ENJOY TOGETHER.　✓ DESIGNED FOR CO-VIEWING—FUN AND MEANINGFUL FOR EVERYONE.

CLEAN & FUN

✗ FAITH-BASED AND EDUCATIONAL FILMS BRING REAL VALUE, BUT FAMILIES STILL LACK CLEAN ENTERTAINMENT THAT EXCITES.	✓ PURE FAMILY FUN—CARS, RACING, SPORTS ENERGY, AND LAUGHTER IN A SAFE STORY.

"FAMILIES STILL GATHER TO WATCH—BUT HAVE ALMOST NOTHING CLEAN TO CHOOSE FROM."

LESS THAN **15%** OF MOVIES ARE FAMILY FRIENDLY
— PARENTS TELEVISION & MEDIA COUNCIL (2023)

ROOM TO GROW

RACE CAR Monks

"THIS ISN'T JUST A MOVIE. IT'S A PURPOSE: TO BRING FAMILIES BACK TOGETHER AROUND CLEAN, JOYFUL ENTERTAINMENT."



TAG LINE

TO SAVE THE MONASTERY THEY MUST TAKE THE CHECKERED, FLAG

RACE CAR Monks



THEME

DOUBT ALWAYS LOSES.

TRUST ALWAYS WINS.

RACE CAR Monks



SYNOPSIS

When a monastery of monks become the new pit crew of Zach, this talented hot headed race car driver is set on a new track that will transform his estranged past into a loving family and a place he can call home.



RACE CAR Monks











GENRE
FAMILY COMEDY
TONE
HEARTWARMING, LAUGH OUT LOUD, FAST-PACED
THINK
REMEMBER THE TITANS MEETS HERE COMES THE BOOM WITH THE SINCERITY OF THE ROOKIE
EXPRESSIVE CHARACTERS
CHEERFUL LIGHTING
MODEST-YET-VIVID COSTUME DESIGN
RACE CAR
Monks

TARGET AUDIENCE
Fans of uplifting, family-friendly comedies
Sports fans
NASCAR Fans
75+million fans in the United States
Faith-based families
MICHELIN
RACE CAR
Monks

The following films best reflect the tone, values, and emotional heart of Race Car Monks.



COMPARABLE MOVIES FOR RACE CAR MONKS
Criteria: Sports, Core Values & Forgiveness
The Rookie 2002
$80M Worldwide
$22M Budget
ROI est. 4x
Here Comes the Boom 2012
$74M Worldwide
$42M Budget
ROI est. 2x
Facing the Giants 2006
$37.7M Worldwide
$100K Budget
ROI est. 10x
Remember the Titans 2000
$137M Worldwide
$30M Budget
ROI est. 5x

The Rookie captures a powerful father-son reconciliation, similar to Zach's journey.

Here Comes the Boom is a heartfelt comedy with real stakes—exactly the tone we're aiming for.

exactly the tone we're aiming for.

We're also speaking the same strong core values which were key to Facing The Giants' audience appeal.

Remember The Titans has a great theme of comradery and team work, which we have between the Monks and the Race Team.

Forward-looking projecting cannot be guaranteed.



The Power of Family Films
Family films are a proven force at the box office - but audiences still lack enough clean, high-quality options that are truly fun for everyone.
$8.5B
Total U.S. box office in 2025
Source: The Numbers
34% =$2B
Family oriented PG films
Source: The Numbers
28% =$1.7B
Adult-only R-rated films
Source: The Numbers
Families drive the market - but clean, entertaining stories are still scarce.
Race Car Monks delivers what the numbers prove families want: joy, excitement, and trust in every frame
Race Car Monks



TIMELINE
2025
FEB - JUNE
RESEARCH ANALYSIS
LLC ESTABLISHED
SCRIPT COMPLETED
2026
JULY 15
AUG 1
OCT 2-4
NOV-DEC
PRIVATE LAUNCH
PUBLIC INVESTMENT LAUNCH
LUMEN SUMMIT
PRE-PRODUCTION
MAY-JUN
JUL
AUG
FILMING
POST-PRODUCTION
FINALIZE DISTRIBUTION DEAL
2027
SPRING
SUMMER
TARGETED THEATRICAL RELEASE
VIDEO + TV RELEASE
Race Car Monks

THE PERKS

$500 A Race Car Monks T-shirt - Honorary Pit Crew T-shirt

$1,000 Early Access and Inside Scoop - to premium behind-the-scenes content including interviews with special guests, Q&A with filmmakers, and key filmmaker updates. Includes 3 Investor-only live streams. - All previous perks.

$2,500 Name in Credits - Your name will be listed in the End Credits under "Honorary Pit Crew." - All previous perks.

$5,000 Signed Script - Get a copy of the Race Car Monks Script,

signed by the creators of the movie. - All previous perks.

$25,000 Signed Poster - Limited-Edition movie poster signed by the filmmaking team and leading cast members. - All previous perks.

$50,000 Zoom with Creative Team - Private Zoom with Brian Shields, Michael Masny and Stan Baura team (60 minutes). - All previous perks

$100,000 Walk-on Role - Walk-on role in the movie (Investor must cover own travel expenses and accommodations. - (Limit to 5 investors) - All previous perks

$250,000 Set Visit and Associate Producer Credit - 1-Day VIP Set Pass for Two (including crew lunch with the filmmakers. (Investor must cover own travel expenses and accommodations). - Become an Associate Producer in the credits of the film and on IMDb. -All previous perks. - (Limit to 5 investors)

$1,000,000 Executive Producer Credit - Become an executive producer in the credits of the film and on IMDB. - All Previous Perks - (Limit to 4 Investors)

Ready to invest?

Here's the deal. Investors are prioritized to recoup 100%, together with a ten percent (10%) per annum until principal is returned. Following this, investors receive a pro-rata share of 50% of the backend, along with exclusive perks outlined above.

How does the film make money?

There are a variety of ways for films to generate revenue:

- Box Office: The most traditional and significant revenue stream for films is box office earnings. When a film is shown in theaters, a portion of ticket sales goes to the film's distributor and production studio. The percentage varies depending on factors like the film's budget, distribution deals, and performance.

- Home Entertainment: Films generate revenue through home entertainment sales and rentals, including DVD and Blu-ray sales, digital downloads, and streaming rights. This revenue stream has become increasingly important with the rise of streaming platforms like Netflix, Hulu, Amazon

Prime Video, Disney+, and more.

- Television and Cable Rights: Films can also earn revenue through licensing agreements with television networks and cable channels for broadcast rights. These agreements may include both domestic and international distribution.

- Product Placement and Brand Deals: Some films generate revenue through product placement and brand deals, where companies pay to have their products featured prominently within the film. This can include everything from cars and electronics to food and beverages.

- Ancillary Markets: Films can generate revenue from ancillary markets such as airline and hotel screenings, educational distribution, and licensing agreements for theme park attractions or museum exhibitions.

- International Sales: Films can earn revenue from international distribution deals, including theatrical releases, home entertainment, and television rights in foreign markets.

How are profits distributed?

1. Recoupment of Costs (Expenses): The first step in the waterfall is often the recoupment of production costs and other expenses associated with the film. This includes expenditures such as production costs, marketing expenses, distribution fees, and overhead costs. These costs must be recouped before any revenue is distributed to investors or profit participants.

2. Debt: The next step is to allocate revenue towards settling any outstanding debts or deferred payments that the production has incurred. This includes any loans or financial obligations the production may have, as well as any fees that have been deferred for producers or directors involved in the project. (Race Car Monks Movie LLC is currently debt free!)

3. Investors' Preferred Return of Capital: Once costs are recouped, the next step is the return of capital to investors. Investors receive their initial investment amount plus annualized 10% before any additional profits are distributed.

4. Distribution to Producers and Talent: After investors have received their preferred return, additional revenues may be allocated to producers, talent (such as actors, directors, and writers), and other key participants based on their contractual agreements. This could include profit

contractual agreements. This could include profit participation or backend deals. (A key point here is that the people making the project don't participate in profits until investors are paid back first.)

5. Residuals and Guild Payments: If applicable, payments to guilds (such as the Writers Guild of America, Screen Actors Guild, and Directors Guild of America) and residuals to talent for their ongoing participation in the film's success may be distributed at this stage.

6. Profit Sharing: Once all prior obligations are fulfilled, any remaining profits are distributed to investors based on a pro-rata share of 50% of the backend.

7. Contingent Compensation: In some cases, there may be additional layers of contingent compensation or bonuses based on the film's performance, such as achieving certain box office milestones or profitability targets.